GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX MONTH ENDED FEBRUARY 28, 2014 and 2013

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READERS

The attached condensed consolidated interim financial statements for the three and six months periods ended February 28, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited

	February 28,	August 31,
	2014	2013 (Audited)

ASSETS

Current Assets
Cash	$273,373	$297,429
Short term investments (Note 3)	283,293	783,952
Marketable securities (Note 4)	17,000	48,875
Accounts receivable (Note 5)	27,988	12,281
Due from related parties (Note 13)	36,121	36,121
Prepaid expenses	15,268	27,067
Total Current Assets	653,043	1,205,725

Non-current Assets
Value-added taxes recoverable	99,149	92,734
Exploration and evaluation assets (Notes 6 and 15)	6,034,611	5,884,438
Property and equipment (Note 7)	88,322	97,033

Total Assets	$6,875,125	$7,279,930

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$43,971	$45,381

Non-current Liabilities
Employment benefit obligations	62,219	62,219

Total Liabilities	106,190	107,600

EQUITY

Share capital (Note 8)	26,044,652	26,044,652
Reserves	2,758,145	2,758,145
Accumulated other comprehensive (loss) income	(66,263)	(34,388)
Deficit	(21,967,599)	(21,596,079)
Total Equity	6,768,935	7,172,330

Total Liabilities And Equity	$6,875,125	$7,279,930

Going Concern (Note 1)

These consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2014. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

Condensed Interim Consolidated Statement of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended February 28		Six Months Ended February 28
	2014	2013	2014	2013

Expenses
Amortization	$5,663	$6,680	$11,267	$13,295
Automobile	592	745	1,134	1,453
Consulting (Note 13)	16,583	23,497	33,333	65,924
Foreign exchange loss (gain)	(10,086)	(9,189)	(11,059)	(12,183)
Investor relations	8,498	37,082	14,528	68,485
Management fees (Note 13)	30,000	30,000	60,000	60,000
Office and general	36,137	24,731	66,062	43,831
Professional fees	40,970	42,190	49,810	50,682
Rent and utilities	9,920	9,633	19,421	18,825
Transfer agent and filing fees	925	16,342	1,820	16,687
Travel	9,784	3,081	10,619	13,919
Wages and benefits (Note 13)	67,135	69,225	124,504	126,855
Loss Before Other Income	216,121	254,017	381,439	467,773

Other Income
Interest income	1,445	702	3,729	2,997
Gain on sale of marketable securities	-	-		44,105
Gain on sale of mineral property	-	-		29,756
Other income	922	500	6,190	2,000
Net Loss for the Period Before Taxes	213,754	252,815	371,520	388,915

Income tax expense	-	-	-	5,734
Net Loss for the Period	213,754	252,815	371,520	394,649

Comprehensive Loss for the Period
Unrealized Gain (loss) on marketable securities	-	(8,374)	(31,875)	(69,806)
Comprehensive Loss for the Period	$213,754	$261,189	$403,395	$464,455
Loss Per Share – Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	92,216,445	106,660,889	92,216,445

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statement of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
	WITHOUT PAR VALUE
	SHARES	AMOUNT		DEFICIT	TOTAL EQUITY
Balance, August 31, 2012	92,216,445	$24,848,652	$2,758,145	$45,000	$(18,665,924)	$8,985,873

Private placements, net of share issue costs	14,444,444	1,300,000	-	-	-	1,300,000
Agent's warrants issued on private placement	-	44,121	-	-	-	44,121
Share issue costs	-	(148,121)	-	-	-	(148,121)
Other comprehensive loss	-	-	-	(79,388)	-	(79,388)
Net loss for the year	-	-	-	-	(2,930,155)	(2,930,155)
Balance, August 31, 2013	106,660,889	$26,044,652	$2,758,145	$(34,388)	$(21,596,079)	$7,172,330

Other comprehensive loss	-	-	-	(31,875)	-	(31,875)
Net loss for the period	-	-	-	-	(371,520)	(371,520)
Balance, February 28, 2014	106,660,889	$26,044,652	$2,758,145	$(66,263)	$(21,967,599)	$6,768,935

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Six months ended February 28,
	2014	2013

Operating Activities
Net loss for the year	$(371,520)	$(394,649)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	11,267	13,295
Gain on sale of mineral property interest	-	(29,756)
Interest income	(3,729)	(2,997)
Income tax expense	-	5,733
Change in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	(21,463)	(2,207)
Accounts due from related parties	-	111
Prepaid expenses	11,799	20,390
Accounts payable and accrued liabilities	(1,410)	(67,303)
Cash Used In Operating Activities	(375,056)	(457,383)

Investing Activities
Expenditures on mineral properties	(150,173)	(197,559)
Proceeds on sale of marketable securities	-	94,842
Proceeds from redemption of short term investments	500,000	700,000
Purchase of property and equipment	(2,556)	(2,076)
Interest income	3,729	2,997
Realized gain on marketable securities	-	(44,105)

Cash (Used In) Provided By Investing Activities	351,000	554,099

Financing activities
Share subscription received	$-	$1,300,000

Increase (Decrease) In Cash During the Period	(24,056)	1,396,716

Cash, Beginning Of Period	297,429	249,032

Cash, End Of Period	$273,373	$1,645,748

See accompanying notes to consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the exploration stage and is in the process of evaluating its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended August 31, 2013. The significant accounting policies presented in this note have been consistently applied in each of the years presented.

b)

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s August 31, 2013 consolidated annual audited financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

c)

Future accounting pronouncements not yet adopted

IFRS 9 - Financial Instruments. IFRS 9 establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective for annual periods beginning on or after January 1, 2015 with earlier application permitted. The Company has yet to assess the full impact of IFRS 9.

The following standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 10 - Consolidated Financial Statements. IFRS 10 supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

IFRS 27 - Separate Financial Statements. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9.

IFRS 28 - Investments in Associates and Joint Ventures. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

3.

SHORT-TERM INVESTMENTS

As at February 28, 2014, the Company’s short–term investment of $280,000 (August 31, 2013 - $780,000) was comprised of Canadian investments in guaranteed investment certificates maturing on April 16, 2014 at effective interest rates of 1.35% (August 31, 2013 – 1.35%).

4.

MARKETABLE SECURITIES

Marketable securities consist of 425,000 (August 31, 2013 – 425,000) common shares of Comstock Metals Ltd. with a fair value of $17,000 (August 31, 2013 - $48,875).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

5.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	February 28,	August 31,
	2014	2013

Sales taxes recoverable	$ 4,301	$ 2,966
Other receivable	23,687	9,315
	$ 27,988	$ 12,281

6.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 14. Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through Februery 28, 2014 are as follows:

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

The Company and Comstock Metals Ltd. (“Comstock”) entered into an option agreement whereby Comstock has earned a 60% interest in the Corona property.  The Company and Comstock subsequently entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator. The Company is responsible for 40% of all exploration costs going forward.

In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

In August 2013 Agnico has elected to terminate the agreement.

During the year ended August 31, 2013, $2,178,691 in deferred expenditures related to certain mineral claims were written off. While the Company will continue to hold these claims, management currently does not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

7.

PROPERTY AND EQUIPMENT

COST	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2012	$150,314	$101,610	$18,917	$270,841
Additions	4,454	-	-	4,454
Balance August 31, 2013	$154,768	$101,610	$18,917	$275,295
Additions	2,556	-	-	2,556
Balance February 28, 2014	$157,324	$101,610	$18,917	$277,851

ACCUMULATED AMORTIZATION	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2012	$71,973	$79,435	$-	$151,408
Amortization	24,373	2,481	-	26,854
Balance August 31, 2013	$96,346	$81,916	$-	$178,262
Amortization	9,999	1,268	-	11,267
Balance February 28, 2014	$106,345	$83,184	$-	$189,529

CARRYING AMOUNTS
As at August 31, 2013	$58,422	$19,694	$18,917	$97,033
As at February 28, 2014	$50,979	$18,426	$18,917	$88,322

8.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at February 28, 2014, the Company had 106,660,889 (August 31, 2013 – 106,660,889) common shares issued and fully paid.

On March 28, 2013 the Company completed a private placement of 14,444,444 units at a price of $0.09 per unit for gross proceeds of $1,300,000.  Each unit consist of one common share and three-quarters of one non-transferable share purchase warrant exercisable for a period of three years at a price of $0.12 for each whole warrant.

The Company paid its agents a cash commission of $104,000 and 1,155,555 agent’s warrants exercisable at $0.09 per share for three years valued at $44,121 (risk-free interest rate of 1.21%, dividend yield of Nil, volatility factor of 77.48%, and expected life of 3 years).

Warrants

As at February 28, 2014, the following share purchase warrants issued on March 28, 2013 in connection with private placements were outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATES
10,833,333	0.12	March 26, 2016
1,155,555	0.09	March 26, 2016
11,988,888

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

8.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options

The Company has a 10% rolling stock option plan for its directors, officers, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 5 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

On July 16, 2012, the Company granted 1,375,000 incentive stock options to directors and officers of the Company and 300,000 incentive stock options to employees and consultants of the Company, at a price of $0.20 per share, exercisable for a period of five years.

The fair value of the stock options granted during the year ended August 31, 2012  was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 21, 2011	July 16, 2012
Stock based compensation	$553,675	$ 223,672
Risk-free interest rate	1.18%	1.12%
Dividend yield of nil, volatility factor	102.71%	102.49%
Weighted average expected life of the options	5 years	5 years

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2012	9,065,000	0.23
Cancelled	(800,000)	0.24
Expired	(75,000)	0.35

Balance, August 31, 2013	8,190,000	$ 0.23
Cancelled	(815,000)	0.25
Expired	(625,000)	0.10

Balance, February 28, 2014	6,750,000	$ 0.24

The weighted average remaining contractual life of options outstanding at February 28, 2014 was 2.49 years (August 31, 2013 – 2.75 years).

Subsequent to February 28, 2014 a total of 25,000 options were expired unexercised.

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s Statements of Financial Position is comprised of ‘Share-based Payment Reserves’ and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

9.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

9.

LOSS PER SHARE (continued)

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of February 28, 2014 the Company had a total of 6,750,000 stock options outstanding (August 31, 2013 – 7,375,000) out of which  Nil  (August 31, 2013 – 650,000) were potentially dilutive.  As of February 28, 2014 the Company also had a total of 11,988,888 warrants outstanding out of which Nil were potentially dilutive.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	SIX MONTH ENDED FEBRUARY 28,
	2014	2013
Basic weighted average common shares	106,660,889	92,216,445

10.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

February 28, 2014

Current assets	$620,732	$32,311	$653,043
Equipment	$29,537	$58,785	$88,322
Mineral property costs	$-	$6,034,611	$6,034,611
VAT Recoverable	$-	$99,149	$99,149
Total assets	$650,269	$6,224,856	$6,875,125
Accounts payable and accrued liabilities	$19,649	$11,420	$31,069
Interest income	$3,723	$6	$3,729
Net loss and comprehensive loss	$277,503	$125,892	$403,395

August 31, 2013

Current assets	$1,153,797	$51,928	$1,205,725
Equipment	$34,747	$62,286	$97,033
Mineral property costs	$-	$5,897,938	$5,897,938
VAT Recoverable	$-	$92,734	$92,734
Total assets	$1,188,544	$6,104,886	$7,293,430
Accounts payable and accrued liabilities	$22,889	$22,492	$45,381
Interest income	$9,035	$8	$9,043
Net loss and comprehensive loss	$2,733,599	$275,944	$3,009,543

11.

FINANCIAL INSTRUMENTS

As at February 28, 2014 and August 31, 2013, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

11.

FINANCIAL INSTRUMENTS (continued)

		FEBRUARY 28, 2014		AUGUST 31, 2013
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Held for Trading
Cash	1	$273,373	$273,373	$297,429	$297,429
Short term investments	1	$283,293	$283,293	$783,952	$783,952
Available for sale
Marketable Securities	1	$17,000	$17,000	$48,875	$48,875
Loans and receivables
Accounts receivable	2	$27,988	$27,988	$12,281	$12,281
Due from related parties	2	$36,121	$36,121	$36,121	$36,121
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$43,971	$43,971	$45,381	$45,381

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the period ended February 28, 2014 and the years ended August 31, 2013.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	February 28, 2014	August 31, 2013
Cash	$273,373	$297,429
Short term investments	$283,293	$783,952
Marketable securities	$17,000	$48,875
Accounts receivable	$27,988	$12,281
Due from related parties	$36,121	$36,121

The credit risk of cash, and short-term investments, is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

As of February 28, 2014 the Company has sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $273,373 (August 31, 2013 - $297,429), highly liquid investments of $283,293 (August 31, 2013 - $783,952) and total liabilities of $106,190 (August 31, 2013 - $107,600). Accounts payable and accrued liabilities of $43,971 are due within three months. Management has assessed liquidity risk as low.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

11.

FINANCIAL INSTRUMENTS (Continued)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	FEBRUARY 28, 2014	AUGUST 31, 2013
U.S. Dollars
Financial assets	$158,897	$151,479
Financial Liabilities	$514	$2,971
Mexican Pesos
Financial assets	$123,910	$137,888
Financial Liabilities	$86,539	$106,190

Based on the above net exposures as at February 28, 2014, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $3,737 in the loss from operations.  Based on the above net exposures as at February 28, 2014, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $15,838 in the loss from operations.

Interest Rate Risk

As at February 28, 2014, the Company has no significant exposure to interest rate risk through its financial instruments.

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially  conflicting regulations in Canada and Mexico, including export  requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with  respect to matters including restrictions on production, price  controls, export controls, currency controls or restrictions, currency  remittance, income and other taxes, expropriation of property, foreign  investment, maintenance of claims, environmental legislation, land  use, land claims of local people, water use and mine safety. Failure  to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

12.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

13.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	SIX MONTH ENDED
	FEBRUARY 28
	2014	2013

Golden Goliath Resources Ltd.
Management fees	$60,000	$60,000
Consulting fees	30,000	30,000
Minera Delta S.A. de C.V.
Wages and benefits	20,452	19,447

Total	$110,452	$109,447

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

Due from related parties consists of $36,120 (2013 - $36,120) due from companies controlled by common directors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2014, AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

15.

EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2012	$ 1,959,203	$ -	$ 132,014	$ 4,094,935	$ 881,200	$ 92,857	$ 101,943	$ 513	$ 7,262,665

Incurred during the year
Assaying	25,817	--	--	--	676	--	--	--	26,493
Geology and mapping	2,021	--	215	--	1,600	--	--	--	3,836
Property taxes and passage rights	28,857	10,086	51,323	45	15,554	27,155	7,551	541	141,112
Salaries	26,330	--	--	--	--	1,078	-	--	27,408
Travel	10,598	--	4,418	--	292	574	886	--	16,768
Road construction and site preparation	--	--	908	--	--	--	2,453	--	3,361
Facilities and other	67,672	--	102,163	--	--	20,803	82,842	2,477	275,957
Option payment						(29,244)			(29,244)
Write down	--	(10,086)	--	(2,047,491)	--	(109,220)	(8,363)	(3,531)	(2,178,691)
Balance, August 31, 2013	$ 2,120,498	$ --	$ 291,041	$ 2,047,489	$ 899,322	$ 4,003	$ 187,312	$ --	$ 5,549,665

Incurred during the year
Assaying	1,760	--	--	--	--	--	--	--	1,760
Geology and mapping	145	--	--	--	--	--	--	--	145
Property taxes and passage rights	8,457	5,228	17,169	4,495	13,967	5,193	2,532	--	57,041
Salaries	13,447	--	--	--	--	2,662	--	--	16,109
Travel	3,250	--	--	--	--	960	359	--	4,569
Facilities and other	25,434	--	--	--	--	22,630	20,418	2,067	70,549
Balance, February 28, 2014	$ 2,172,991	$ 5,228	$ 308,210	$ 2,051,984	$ 913,289	$ 35,448	$ 210,621	$ 2,067	$ 5,699,838

.